Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Compton to present at the Credit Suisse 2006 Energy Summit

    CALGARY, Jan. 30 /CNW/ - Compton Petroleum Corporation (TSX - CMT,
NYSE - CMZ) is pleased to announce that Ernie Sapieha, President & CEO, will present at 10:00 am MT (12:00 pm ET) at the Credit Suisse 2006 Energy Summit
being held in Vail, Colorado, on Tuesday, January 31, 2006.
    Links to the webcast and presentation slides will be available at the start of the presentation on Compton's website, www.comptonpetroleum.com.

    Corporate Information

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: contact E.G. Sapieha, President & CEO, N.G.
Knecht, VP Finance & CFO, or C.M. King, Manager, Investor Relations.
Telephone: (403) 237-9400, Fax (403) 237-9410. Website:
www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 13:48e 30-JAN-06